Filed Pursuant to Rule 433

Registration No. 333-180488

Introduction

Merrill Lynch has created this Performance Summary to set forth the historical performance of a regularly issued Market-Linked Investment (MLI), the Capped Leveraged Index Return Notes® linked to the S&P 500® Index (S&P Capped LIRNs). This Performance Summary illustrates the performance of Capped LIRNs® when compared to the underlying market measure, the S&P 500® Index. It includes all S&P Capped LIRNs issued by various issuers and distributed by Merrill Lynch over approximately the past five years that have matured. The first S&P Capped LIRN was issued in August, 2008.

Capped LIRNs are only one type of MLI offered by Merrill Lynch. Merrill Lynch has also prepared a Performance Summary covering all of the Market Linked Investments (MLIs) issued over the past approximately ten years, as well as Performance Summaries for certain other specific product types of MLIs. In addition to S&P Capped LIRNs, Merrill Lynch distributes MLIs with varying payout profiles linked to various underlying assets, including other equity and commodity indices, currencies and interest rates.

We hope this Performance Summary helps promote an understanding of S&P Capped LIRNs performance in a variety of market environments. We encourage you to read the entire summary, including the important considerations, methodology, and risk factors that are set forth below. For a variety of reasons, as described in more detail in the “Risk Factors” section of this document, prior results, including the results illustrated in this document, are not necessarily indicative of the performance of any MLI that you may purchase in the future.

Important Considerations in Understanding the Results of the Performance Summary

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Capped LIRNs are a type of MLI that offer enhanced exposure – typically on a 2:1 basis– to the return of a linked asset or market measure (here, the S&P 500® Index), subject to a cap, and exposure to the downside performance of the linked asset typically on a 1:1 basis beyond a buffer. See below for a diagram of the payout profile.

¡	As noted above, Capped LIRNs are only one type of MLI offered by Merrill Lynch. Merrill Lynch distributes different MLIs with varying payout profiles linked to various market measures. Depending on the market measure and on the structure of the applicable MLI, performance can vary. You may contact a Merrill Lynch Financial Advisor to learn more about the performance of MLI offerings that are not included in this document.

¡	Returns for S&P Capped LIRNs and the S&P 500® Index are annualized. The term of a Capped LIRN is typically two years.

¡	All S&P Capped LIRNs returns are calculated pre-tax.

¡	Returns are not asset weighted. Therefore, the returns on each S&P Capped LIRN count equally in determining the average S&P Capped LIRN return, without regard to the aggregate principal amount of each issuance.

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The S&P 500® Index is a price return index, so its returns do not include dividends paid on its components. Such dividends would increase the return on the S&P 500® Index and would either decrease the outperformance of the S&P Capped LIRNs, or increase the underperformance of the Capped LIRNs.

¡	The returns on the S&P Capped LIRNs reflect the underwriting compensation and other fees that are included in the terms of the Capped LIRNs, as described in the applicable offering documents.

¡	S&P Capped LIRNs will be offered in the future. The performance of S&P Capped LIRNs offered in the future is unlikely to be the same as the performance of S&P Capped LIRNs issued in the past. Accordingly, the results demonstrated in the performance table may improve, or become worse, over time.

¡	Our analysis does not include S&P Capped LIRNs that have been offered but that have not matured as of the date of this document.

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer and member SIPC, and other subsidiaries of Bank of America Corporation.

Investment Products:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

CAPPED LEVERAGED INDEX RETURN NOTES®

Offer enhanced exposure—typically two times—to the return of the linked asset subject to a cap, while offering some buffer against the risk of losses. Beyond the buffer, downside exposure to the linked asset is on a one-to-one basis.

The following methodology was used as the basis of this Performance Summary:

¡	This summary includes 32 S&P Capped LIRNs issued by Bank of America Corporation, Merrill Lynch & Co., or a third party issuer, which have matured prior to May 31, 2013.

¡	The “Average S&P 500® Index Return” is equal to the simple arithmetic average of the returns of the S&P 500® Index, excluding dividends.

¡	The “Average S&P Capped LIRN Return” is equal to the simple arithmetic average of the returns for the S&P Capped LIRNs and does not reflect the principal amount of each S&P Capped LIRN.

¡	The “Average S&P Capped LIRN Outperformance / Underperformance” equals the “Average S&P Capped LIRN Return” minus the “Average S&P 500® Index Return.”
¡	The “% of Offerings Where S&P Capped LIRN Underperforms S&P 500® Index” is the percentage of the offerings in which the S&P Capped LIRNs had a lower return than the S&P 500® Index.

¡	The “% of Offerings Where Performance Is Equal” is the percentage of the offerings in which the S&P Capped LIRNs had a return equal to that of the S&P 500® Index.

¡	The “% of Offerings Where S&P Capped LIRN Outperformed S&P 500® Index” is the percentage of the offerings in which the S&P Capped LIRNs had a higher return than the S&P 500® Index.

Performance Summary

				% Offerings Where
Number of Offerings	Average S&P 500® Index Return[1,2]	Average S&P Capped LIRN® Return[1,2]	Average S&P Capped LIRN® Outperformance / Underperformance[1]	S&P Capped LIRN® Underperforms S&P 500® Index	Performance is Equal	S&P Capped LIRN® Outperforms S&P 500® Index
32	10.11%	12.26%	2.15%	31.25%	0.00%	68.75%

Please note that the outperformance and underperformance figures represent only comparisons against the S&P 500® Index and are not in any way an indication of absolute positive or negative performance by the S&P Capped LIRN.

Performance of S&P Capped LIRNs

Pricing Date	Maturity Date	Term (years)	Cap on S&P Capped LIRN®	Buffer on S&P Capped LIRN®	S&P 500® Index Return[1,2]	S&P Capped LIRN® Return[1]	S&P Capped LIRN® Outperformance/ Underperformance
Aug-08	Feb-10	1.5	22.96%	10.00%	-9.49%	-2.61%	6.88%
Sep-08	Mar-10	1.5	20.50%	15.00%	-4.45%	0.00%	4.45%
Sep-08	Apr-10	1.5	20.10%	10.00%	-2.21%	0.00%	2.21%
Sep-08	Apr-10	1.5	29.80%	10.00%	-2.21%	0.00%	2.21%
Oct-08	Oct-10	2.0	47.40%	10.00%	12.13%	21.41%	9.28%
Oct-08	Oct-10	2.0	54.09%	10.00%	12.13%	24.13%	12.00%
Oct-08	Apr-10	1.5	42.00%	10.00%	16.88%	26.34%	9.46%
Oct-08	Apr-10	1.5	29.04%	10.00%	16.88%	18.53%	1.65%
Nov-08	May-10	1.5	45.50%	10.00%	16.95%	28.40%	11.45%
Dec-08	Dec-10	2.0	34.65%	10.00%	24.00%	16.04%	-7.96%
Jan-09	Jul-10	1.5	27.60%	10.00%	12.17%	17.64%	5.47%
Jan-09	Jul-10	1.5	27.20%	10.00%	19.13%	17.40%	-1.73%
Feb-09	Aug-10	1.5	33.12%	10.00%	26.58%	21.01%	-5.57%
May-09	Nov-10	1.6	28.42%	10.00%	18.36%	16.92%	-1.44%
Aug-09	Aug-11	2.0	25.42%	10.00%	5.71%	11.12%	5.41%
Sep-09	Sep-11	2.0	24.00%	10.00%	4.31%	8.44%	4.13%
Dec-09	Jan-12	2.1	27.20%	10.00%	6.76%	12.14%	5.38%
Feb-10	Feb-12	2.0	21.60%	10.00%	10.73%	10.27%	-0.46%

1 Returns are calculated on an annualized basis.

2 The S&P 500® Index is a price return index so the S&P 500® Index returns do not include dividends paid on the components of the S&P 500® Index. Such dividends would increase the return on the S&P 500® Index, and either decrease the outperformance of the S&P Capped LIRNs, or increase the underperformance of the S&P Capped LIRNs.

Performance of S&P Capped LIRNs (continued)

Pricing Date	Maturity Date	Term (years)	Cap on S&P Capped LIRN®	Buffer on S&P Capped LIRN®	S&P 500® Index Return[1,2]	S&P Capped LIRN® Return[1]	S&P Capped LIRN® Outperformance/ Underperformance
Mar-10	Mar-12	2.0	20.52%	10.00%	9.67%	9.78%	0.11%
Apr-10	Apr-12	2.0	21.92%	10.00%	6.78%	10.42%	3.64%
May-10	May-12	2.0	29.16%	10.00%	10.82%	13.65%	2.83%
Jun-10	Jun-12	2.0	25.56%	10.00%	11.30%	12.05%	0.75%
Jul-10	Jul-12	2.0	25.92%	10.00%	11.12%	12.21%	1.09%
Aug-10	Aug-12	2.0	29.92%	10.00%	15.56%	13.98%	-1.58%
Sep-10	Sep-12	2.0	20.72%	15.00%	13.77%	9.87%	-3.90%
Oct-10	Oct-12	2.0	21.32%	10.00%	10.28%	10.15%	-0.13%
Nov-10	Nov-12	2.0	20.06%	10.00%	7.56%	9.57%	2.01%
Dec-10	Dec-12	2.0	19.42%	10.00%	6.68%	9.28%	2.60%
Feb-11	Feb-13	2.0	17.90%	10.00%	7.96%	8.58%	0.62%
Mar-11	Apr-13	2.0	18.28%	10.00%	8.98%	8.76%	-0.22%
Apr-11	Apr-13	2.0	16.82%	10.00%	7.01%	8.08%	1.07%
May-11	May-13	2.0	18.22%	10.00%	11.80%	8.73%	-3.07%

Risk Factors

You should review the applicable offering document for a complete description of the risks of investing in an S&P Capped LIRN or any other MLI. Certain risks to consider include:

¡	The actual performance of any MLI that you may purchase is likely to vary, perhaps significantly, from the historical results illustrated in this document. Historical performance is not indicative of future performance. Any S&P Capped LIRN or other MLI that you may purchase may have different economic terms, terms to maturity and other features.

¡	Depending on the performance of the S&P 500® Index, you can lose some or substantially all of your principal investment.

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Unlike conventional fixed or floating rate bonds, S&P Capped LIRNs do not provide interest or coupon payments. In addition, S&P Capped LIRNs limit the investor’s upside participation in the S&P 500® Index.

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Your return on the S&P Capped LIRNs may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity. Also, your return, if any, may be less than a comparable investment directly in the components included in the S&P 500® Index or other investments providing exposure to the performance of the S&P 500® Index, such as an exchange-traded fund or another security.

¡	Any payments due on the S&P Capped LIRNs are subject to the credit risk of the applicable issuer. If the issuer becomes insolvent or is unable to pay its obligations, you could lose your entire investment. You should not invest in the MLI if you are not willing to assume the credit risk of the applicable issuer.

¡	If you attempt to sell MLIs prior to maturity, their market value may be lower than the price you paid for them due to, among other things, changes in the level of the market measure, the implied borrowing rate that the issuer pays to issue MLIs, the creditworthiness of the issuer, and the inclusion in the public offering price of initial costs of developing, hedging and distributing the MLIs.

¡	You may not be able to sell your MLIs in the secondary market, and the issuer or Merrill Lynch is not obligated to purchase them from you.

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The issuers of the S&P Capped LIRNs, and their respective affiliates, may engage in business, hedging, and trading activities related to the S&P 500® Index or the S&P Capped LIRNs, which may affect the market value and return of the notes and may create conflicts of interest with you.

¡	The U.S. federal income tax treatment for MLIs will depend upon a variety of factors, including the structure of the specific investment and can be uncertain. You should consult your tax advisor before investing.

1 Returns are calculated on an annualized basis.

2 The S&P 500® Index is a price return index so the S&P 500® Index returns do not include dividends paid on the components of the S&P 500® Index. Such dividends would increase the return on the S&P 500® Index, and either decrease the outperformance of the S&P Capped LIRNs, or increase the underperformance of the S&P Capped LIRNs.

IMPORTANT NOTICE: Bank of America Corporation (“BAC”) has filed a registration statement (including product supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the potential offerings to which this communication relates. Before investing, you should carefully read these and other documents that BAC has filed with the SEC for more complete information about BAC and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BAC, any agent or any dealer participating in the offerings will arrange to send you any applicable product supplement, the prospectus supplement, the prospectus, and other documents relating to any of these offerings if you so request by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by Merrill Lynch. The index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by Merrill Lynch.

This Performance Summary is intended for informational purposes only and is not intended to provide the sole basis for evaluating, and should not be considered a recommendation with respect to, any MLI, any transaction or other matter. This Performance Summary should not be considered an indication of likely or possible future returns on MLIs.

© 2013 Bank of America Corporation. All rights reserved.